201 East Fourth Street
Cincinnati, Ohio 45202
513 723 8940
Fax 513 723 6566
andre.s.valentine@convergys.com

Andre S. Valentine
Chief Financial Officer

May 2, 2017

VIA EDGAR

Craig D. Wilson
Sr. Asst. Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission

Re:	Convergys Corporation
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 22, 2017
File No. 001-14379

Dear Mr. Wilson:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in the letter dated April 21, 2017, addressed to Mr. Andre Valentine, the Chief Financial Officer of Convergys Corporation (the “Company”), with respect to the above-referenced filing. Each of our responses below follows a repetition of the Staff’s comment to which it applies.

Form 10-K for the fiscal year ended December 31, 2016

Notes to Consolidated Financial Statements

Note 14. Income Taxes

1.
Please describe for us in disaggregated detail how your legal entity restructuring and repatriation of earnings into non-U.S. jurisdictions had resulted in an increase in income tax expense of $20.3 million in 2016. Also tell us how you considered providing MD&A disclosure in prior periodic filings alerting readers that a change in your legal entity structure and earnings repatriation could reasonably likely have a significant impact on future results. In this regard, it appears that the afore-mentioned significant income tax provision for the fourth quarter of 2016 may have represented a known trend, event or uncertainty indicative of a potential change in your income tax provision. Refer to Item 303 of Regulation S-K and Section III.B.3 of SEC Release 33-8350.

Craig D. Wilson
Division of Corporate Finance
Securities and Exchange Commission
May 2, 2017

Company Response

The legal entity restructuring and repatriation of earnings into non-U.S. jurisdictions was the result of actions taken by the Company to optimize its foreign legal entity ownership structure through the formation of a common foreign holding company structure (the “Restructuring”). The $20.3 million income tax expense was comprised of the following components:

Income Tax Provision Component	Description of Income Tax Expense	Total
Current income tax expense - United States federal	U.S. income taxes on dividend income paid to the new foreign holding company ($4.6M) and other U.S. income taxes	$5.1M
Current income tax expense - Non-U.S.	Philippine withholding taxes on dividends paid to the new foreign holding company ($11.5M) and other non-U.S. taxes	$12.3M
Deferred tax expense - United States federal	Deferred tax expense related to the Restructuring	$2.9M
Total		$20.3M
With respect to MD&A disclosure of known trends, events or uncertainties, we consider disclosure based on our assessment of the likelihood of the trend, event or uncertainty to occur or continue and the likelihood that it will have a material effect on our liquidity, capital resources or results of operations. At the time of our periodic filings prior to the filing of the annual report on Form 10-K for the year ended December 31, 2016, the Restructuring was not reasonably likely to occur. Our assessment was based on the possibility that we would not pursue any legal entity restructuring, as well as a range of alternatives we considered in light of the uncertain U.S. and international tax environment at the time. Accordingly, we did not consider MD&A disclosure to be warranted at the time of filing our periodic report for the period ended September 30, 2016. Moreover, we note that the Restructuring that we ultimately pursued resulted in a tax cost that did not have a material effect on our liquidity. Further, the impact of the Restructuring is not expected to have a material impact on our liquidity, expected effective tax rates, or tax filing positions in 2017 or 2018.
Within the MD&A included in our Annual Report on Form 10-K and within our 2016 consolidated financial statements, we provided disclosure relative to the Restructuring and the applicable cost associated with the Restructuring. We also provided disclosure relative to the resulting benefit of the Restructuring in that it provides the Company with increased flexibility to manage its strategic priorities. In connection with our 2017 Annual Report on Form 10-K (when the comparative impact of the Restructuring will be presented), we will include the following in the income tax section of our MD&A: “Income tax expense in 2016 included expense of $20.3 associated with the restructuring of the Company’s legal entity structure and the repatriation of earnings into primarily non-U.S. jurisdictions that provide the Company with increased flexibility to manage its strategic priorities. The impact of the restructuring on liquidity was not material. Further, the impact of the Restructuring is not expected to have a material impact on our liquidity, expected effective tax rates, or tax filing positions in 2018.”

Consistent with the foregoing, we will continue to assess known trends, events and uncertainties and provide appropriate MD&A disclosure in accordance with Item 303 of Regulation S-K if we conclude that the trend, event or uncertainty is reasonably likely to have a material effect on our liquidity, capital resources or results of operations.

Craig D. Wilson
Division of Corporate Finance
Securities and Exchange Commission
May 2, 2017

Note 17. Industry Segment and Geographic Operations

2.
Please tell us and disclose in future filings your basis for attributing revenues from external customers to individual countries. Also tell us whether revenues from external customers attributed to and long-lived assets located in any individual foreign country are material and how you considered providing the required disclosures pursuant to ASC 280-10-50-41.

Company Response

When attributing revenues from external customers to individual countries, we assign the revenue associated with each customer contract to the country of domicile of the Convergys legal entity that is party to each customer contract. In future filings we will expand our disclosure to clarify this point.

In addition, in future filings we will disclose revenues attributed to and long-lived assets located in our country of domicile (United States), rather than North America, and any foreign country to which more than 10% of our revenue is attributed, in which more than 10% of our long-lived assets are located or that is otherwise deemed individually material. At December 31, 2016, the United States was the only individual country with material revenue attributed to it, while the United States and the Philippines were the only individual countries with material long-lived assets. The following is an example of our revised disclosure.

Geographic Operations
The following table presents certain geographic information regarding the Company's operations. The Company attributes revenues from external customers to the country of domicile of the Convergys legal entity that is party to each customer contract.

	Year Ended December 31,
	2016	2015	2014
Revenues:
United States	$2,244.9	$2,298.5	$2,265.6
Rest of World	668.7	652.1	589.9
	$2,913.6	$2,950.6	$2,855.5
		At December 31,
		2016	2015
Long-lived Assets:
United States		$864.7	$890.8
Philippines		192.7	215.7
Rest of World		529.6	426.8
		$1,587.0	$1,533.3

* * * * * * *

Craig D. Wilson
Division of Corporate Finance
Securities and Exchange Commission
May 2, 2017

If you have any questions or concerns with respect to the responses set forth in this letter or if you have any further comments, we would appreciate the opportunity to discuss them with you. Please do not hesitate to contact the undersigned at 513-723-8940.

Sincerely,

/s/ Andre S. Valentine
________________________
Andre S. Valentine
Chief Financial Officer
Convergys Corporation

Cc:    Mengyao Lu
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission